Cusip No. 76680V108	Schedule 13D	Page 1 of 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RING ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

76680V108
(CUSIP Number)

Dr. Simon G. Kukes
575 N. Dairy Ashford
Energy Center II, Suite 210
Houston, Texas 77079
Telephone: (713) 969-5027
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 76680V108	Schedule 13D	Page 2 of 8

1	NAME OF REPORTING PERSONS Dr. Simon G. Kukes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER 6,200,000 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 6,200,000 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,200,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% of the Issuer’s outstanding Common Stock(1)
14	TYPE OF REPORTING PERSON IN

(1) Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 6, 2019.

Cusip No. 76680V108	Schedule 13D	Page 3 of 8

1	NAME OF REPORTING PERSONS John J. Scelfo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF	7	SOLE VOTING POWER -0- shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER -0- shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0- shares of the Issuer's outstanding (Common Stock) (1)
14	TYPE OF REPORTING PERSON IN

Cusip No. 76680V108	Schedule 13D	Page 4 of 8

1	NAME OF REPORTING PERSONS Ivar Siem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norwegian Citizen
NUMBER OF	7	SOLE VOTING POWER 15,000 (#) shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 15,000 (#) shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (#) shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *% of the Issuer's outstanding Common Stock (1)
14	TYPE OF REPORTING PERSON IN

* Less than 0.1%.
(#) Includes 12,000 shares held in a joint account with Mr. Siem’s spouse.
(1) Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 6, 2019.

Cusip No. 76680V108	Schedule 13D	Page 5 of 8

1	NAME OF REPORTING PERSONS J. Douglas Schick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER 7,500 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 7,500 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *% of the Issuer's outstanding Common Stock (1)
14	TYPE OF REPORTING PERSON IN

* Less than 0.1%.
 (1) Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 6, 2019.

Cusip No. 76680V108	Schedule 13D	Page 6 of 8

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2019 (the “Schedule 13D”), by Dr. Simon G. Kukes, Mr. John J. Scelfo, Mr. Ivar Siem and Mr. J. Douglas Schick (collectively, the “Reporting Persons”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

As a result of Mr. John J. Scelfo’s disposition of all of his shares of Issuer Common Stock between the filing of the original Schedule 13D and this Amendment, Mr. Scelfo, after this filing, is no longer considered part of the reporting group, and will no longer be a Reporting Person moving forward for the purposes of this Schedule 13D.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified as follows:

The Reporting Persons beneficially own an aggregate of 6,222,500 shares of Common Stock (the “Shares”), all of which were purchased by the Reporting Persons in open market transactions, for an aggregate of approximately $12.7 million.

The source of funding for the purchase of the Common Stock held by the Reporting Persons was the personal funds of the respective purchasers.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons have spoken to, and intend to continue to speak with, representatives of the Issuer’s board of directors and management to discuss enhancing shareholder value and the potential for undertaking transactions which the Reporting Persons believe will be beneficial to stockholders of the Issuer, which may include an acquisition, disposition or combination transaction with a separate private or public company (a “ Potential Transaction”).

The Reporting Persons believe the board of directors of the Issuer should conduct a strategic process to comprehensively assess the synergies, cost savings and benefits associated with a Potential Transaction and believe that stockholder value of the Issuer might be best served, and enhanced, by entering into a Potential Transaction.

The Reporting Persons are considering all their options and, while they have no present plan to do so (except as otherwise disclosed in this Item 4), they reserve the right and are considering whether to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (f) or (j) (as relates to (a) through (f)) of Item 4 of Schedule 13D. The Reporting persons have no present plan to propose any transaction which relates or would result in one or more of the actions specified in clauses (g) through (i) or (j) (as relates to (g) through (i)) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Cusip No. 76680V108	Schedule 13D	Page 7 of 8

Item 5. Interest in Securities of the Issuer

(a)
As of the close of business on February 18, 2020, the Reporting Persons together beneficially own in aggregate 6,222,500 shares of Common Stock representing 9.2% of the 67,811,111 shares of the Issuer’s issued and outstanding Common Stock, based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 6, 2019.

(b)
Kukes has the sole power to vote and dispose of 6,200,000 shares of Common Stock reported in this Schedule 13D beneficially owned by Kukes; Siem has the sole power to vote and dispose of 15,000 shares of Common Stock reported in this Schedule 13D beneficially owned by Siem (notwithstanding the 12,000 shares held in a joint account with his spouse); and Schick has the sole power to vote and dispose of 7,500 shares of Common Stock reported in this Schedule 13D beneficially owned by Schick

(c)
The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All transactions represent the purchases, or sales, as applicable, of Common Stock in open market transactions.

Name of Reporting Person	Acquisition or Disposition of Shares	Date of Transaction	Amount of Securities Acquired	Average Price Per Share ($)
Dr. Simon Kukes	Disposition	12/24/2019	42,300	$2.66
Mr. Ivar Siem	Disposition	1/6/2020	2,000	$3.19
Mr. Ivar Siem	Disposition	1/7/2020	2,000	$3.28
Mr. Ivar Siem	Acquisition	1/16/2020	2,000	$2.73
Mr. John J. Scelfo	Acquisition	1/31/2020	20,000	$2.16
Mr. John J. Scelfo	Disposition	2/5/2020	20,000	$2.25
Dr. Simon Kukes	Acquisition	2/11/2020	26,821	$2.00
Dr. Simon Kukes	Acquisition	2/12/2020	100,000	$2.01
Dr. Simon Kukes	Acquisition	2/12/2020	71,082	$1.98
Dr. Simon Kukes	Acquisition	2/13/2020	243,018	$1.98
Dr. Simon Kukes	Acquisition	2/14/2020	110,176	$2.03
Dr. Simon Kukes	Acquisition	2/18/2020	200,000	$1.89
Mr. Ivar Siem	Acquisition	2/18/2020	3,000	$1.81

(d)
No other person has the right to receive or the power to vote or to direct the vote, or to dispose or direct the disposition, of sale of the securities beneficially owned by the Reporting Persons as described in Item 5(a), above.

(e)	N/A.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among Dr. Simon G. Kukes, Mr. John J. Scelfo, Mr. Ivar Siem and Mr. J. Douglas Schick dated October 18, 2019

* Incorporated by reference to Exhibit 99.1 to the original October 18, 2019 Schedule 13D filing.

Cusip No. 76680V108	Schedule 13D	Page 8 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2020 /s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes

Dated: February 18, 2020 /s/ Mr. John J. Scelfo
Mr. John J. Scelfo

Dated: February 18, 2020 /s/ Mr. Ivar Siem
Mr. Ivar Siem

Dated: February 18, 2020 /s/ Mr. J. Douglas Schick
Mr. J. Douglas Schick

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.